Exhibit (c)(9)

                           MEMORANDUM OF UNDERSTANDING

      This MEMORANDUM OF UNDERSTANDING is entered into as of May 19, 1999 among the plaintiff ("Plaintiff") in the Action (as defined herein), and Supermarkets General Holdings Corporation ("SMG"), SMG-II Holdings Corporation ("SMG-II"), members of SMG's Board of Directors, and Ahold Acquisition, Inc. ("Ahold") (collectively, "Defendants") by the undersigned attorneys.

      WHEREAS, there is now pending an action in the Court of Chancery of the State of Delaware, styled Wolfson v. Supermarkets General Holdings Corp., et al., C.A. No. 17047 (the "Action"); and

      WHEREAS, the Action was filed as a putative class action on behalf of the public holders of SMG's $3.52 Cumulative Exchangeable Redeemable Preferred
Stock, par value $0.01 per share (the "Preferred Stock"), relating to the proposed acquisition of SMG-II and SMG, the ultimate corporate parents of Pathmark Stores, Inc. ("Pathmark"), via a tender offer and merger (the "Transaction"), and an alternative transaction structure whereby, under certain circumstances, Ahold will acquire the Pathmark stock owned by PTK Holdings, Inc. ("PTK"), a wholly-owned subsidiary of SMG (the "Alternative Transaction"); and
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      WHEREAS, the Action names as defendants SMG, SMG-II, Ahold, and individual members of the SMG Board of Directors; and

      WHEREAS, the Action seeks injunctive and declaratory relief and/or monetary damages with respect to the Transaction and the Alternative Transaction based upon the allegation, inter alia, that the conduct of SMG-II (as majority shareholder of SMG) and the members of the SMG Board of Directors in connection with the Transaction and the Alternative Transaction constitutes a breach of their fiduciary duties, aided and abetted by Ahold; and

      WHEREAS, the Defendants deny that they have committed or have attempted to commit any violation of law or breach of duty, including breach of any duty to SMG's shareholders, or have otherwise acted in any improper manner; and

      WHEREAS, following expedited document production, depositions, briefing and arms-length negotiations between the parties, counsel for the parties have reached an agreement in principle providing for the proposed settlement of the Action on the terms and conditions set forth below (the "Settlement"); and

      WHEREAS, counsel for the parties believe that the proposed Settlement is in the best interests of the holders of the Preferred Stock;

      NOW THEREFORE, IT IS HEREBY AGREED IN PRINCIPLE AS FOLLOWS:


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      1. Principal Terms of Settlement. Subject to the additional conditions, terms and limitations described herein, as a result of the bringing of the Action, the parties agree in principle as follows:

            (a) The price in Ahold's March 15, 1999 tender offer as set forth in its Offer to Purchase (the "Offer to Purchase"), and as thereafter extended (the "Tender Offer"), is $38.25 per share of Preferred Stock (the "Per Share Amount"). In consideration of the Settlement and release set forth herein and as a result of the Action, subject to Final Court Approval (as defined below), the Defendants agree to an increase of the Per Share Amount, such that Ahold will revise its Tender Offer to increase the Per Share Amount to $40.25 per share of Preferred Stock, less the total amount awarded as fees and expenses to Plaintiff's counsel by the Court divided by the total number of outstanding shares of Preferred Stock (the "New Per Share Amount"). Promptly following approval of the Settlement by the Delaware Court of Chancery, (1) the SMG-II Merger Agreement (as defined in the Schedule 14D-9 dated March 15, 1999) shall be amended (i) to permit either party to the SMG-II Merger Agreement, in the event that Final Court Approval is not obtained on or prior to November 15, 1999, to extend unilaterally the December 15, 1999 date set forth in Section 8.1(c) of such agreement to a new date thirty (30) days after


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the date of Final Court Approval or a final determination that does not constitute Final Court Approval (the "New Drop Dead Date"), provided, however, that the New Drop Dead Date shall not in any event be later than April 17, 2000 unless otherwise mutually agreed by the parties to the SMG-II Merger Agreement, and (ii) to reflect that, during the time the Settlement remains operative only, a condition precedent to the obligations of the parties to the SMG-II Merger Agreement to consummate the Tender Offer shall be obtaining Final Court Approval, and (2) the Alternative Stock Purchase Agreement (as defined in the
Schedule 14D-9) shall be amended to permit either party to the Alternative Stock Purchase Agreement, in the event that Final Court Approval is not obtained on or prior to November 15, 1999, to extend unilaterally the December 15, 1999 date set forth in Section 8.1(c) of such agreement to the New Drop Dead Date, provided, however, that the New Drop Dead Date shall not in any event be later than April 17, 2000 unless otherwise mutually agreed by the parties to the Alternative Stock Purchase Agreement. Each party to the SMG-II Merger Agreement shall sign such additional instruments and agreements necessary to give effect to such amendment, and, in the case of the Alternative Stock Purchase Agreement, SMG-II shall cause PTK to sign such additional instruments and agreements necessary to give effect to such amendment. Promptly following Final Court Approval of


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the Settlement, (1) the SMG-II Merger Agreement shall be amended (i) to reflect the New Per Share Amount and corresponding reduction in merger consideration to be received by holders of capital stock of SMG-II pursuant to the SMG-II Merger Agreement, as set forth in the Settlement as approved, and (ii) to require SMG-II to obtain the necessary stockholder approval promptly in accordance with
Section 5.4 of the SMG-II Merger Agreement but in no event later than ten (10) business days after Final Court Approval, (2) the Tender Offer shall be revised to increase the Per Share Amount to the New Per Share Amount, and (3) the Company Merger Agreement (as defined in the Schedule 14D-9) shall be amended to reflect the New Per Share Amount, as necessary. The aggregate amount of merger consideration allocated to the capital stock of SMG-II pursuant to the SMG-II Merger Agreement shall be reduced by (1) an amount equal to the increase in the aggregate price to be paid to the holders of the Preferred Stock pursuant to the Tender Offer and the Company Merger Agreement and (2) any fees and expenses awarded to Plaintiff's counsel by the Court. Under no circumstances shall Ahold be required to increase the amount of overall consideration it is paying in connection with the transactions contemplated by the SMG-II Merger Agreement, the Alternative Stock Purchase Agreement, and related documents.


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

      Ahold, at its sole option, may elect on any date during the period from March 1, 2000 through April 1, 2000, if prior to such date neither Final Court Approval nor a final determination that does not constitute Final Court Approval (an "Adverse Determination") has been received, to cause the SMG-II Merger Agreement to be amended to reduce the merger consideration to be received by holders of the capital stock of SMG-II pursuant to the SMG-II Merger Agreement by $9,781,342 (being the amount equal to the difference between $40.25 per share and the Per Share Amount multiplied by the number of currently outstanding shares of Preferred Stock) (the "Escrow Amount"), which Escrow Amount shall be held in escrow for the benefit of the holders of the Preferred Stock pending Final Court Approval (less the total amount awarded as fees and expenses to Plaintiff's counsel by the Court), upon which election (i) Ahold shall be deemed to have waived on behalf of all parties any requirement under this Settlement of obtaining Final Court Approval prior to closing the Transaction (or the Alternative Transaction, if applicable), and (ii) SMG-II shall be required to obtain the necessary stockholder approval no later than ten (10) business days after notice of such election by Ahold. Upon such election, Ahold will revise the Tender Offer and proceed accordingly. Ahold's election to proceed with the Tender Offer prior to obtaining Final Court Approval shall


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not prejudice or affect Ahold's right to proceed with the Alternative
Transaction if the Minimum Condition is not satisfied. If Ahold makes such election but Final Court Approval ultimately is not obtained, the Escrow Amount,
(i) if the Tender Offer closes, shall remain in escrow and be available for satisfaction of an adverse judgment against Defendants, if any, or (ii) if the Alternative Transaction closes, shall be released to PTK. In the event that neither Final Court Approval nor an Adverse Determination has been received prior to April 1, 2000 (whether or not the Minimum Condition has been satisfied), and Ahold does not make the election described above, then the Tender Offer shall remain open until the New Drop Dead Date (it being understood that Ahold shall not waive the condition of Final Court Approval without the approval of SMG-II, which SMG-II may withhold in its sole discretion) and, if Final Court Approval is not obtained prior to the New Drop Dead Date (whether or not the Minimum Condition has been satisfied), the SMG-II Merger Agreement and the Alternative Stock Purchase Agreement shall terminate with the effect set forth therein. In the event Ahold makes such election to waive for all parties any requirement or condition of Final Court Approval prior to closing the Transaction or the Alternative Transaction, each party to the SMG-II Merger Agreement and the Alternative Stock Purchase Agreement shall sign amendments or such additional


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

instruments and agreements necessary to give effect to such election.

      In the event that an Adverse Determination is received at any time before termination or closing of the Tender Offer, then the parties shall proceed with the Transaction and the Alternative Transaction on the terms set forth in the original SMG-II Merger Agreement or original Alternative Stock Purchase Agreement; provided, however, that if Ahold has made the election described in the preceding paragraph and subsequent to such election, but prior to the closing of the Tender Offer or the Alternative Transaction, an Adverse Determination is received, then the parties shall proceed with the Transaction or Alternative Transaction on the terms set forth in the original SMG-II Merger Agreement and original Alternative Stock Purchase Agreement only if SMG-II provides notice to Ahold by April 1, 2000 of its election to proceed on those terms.

      Except as expressly set forth in this paragraph 1(a), none of the rights or obligations of the parties set forth in the SMG-II Merger Agreement, the Alternative Stock Purchase Agreement, and related documents shall in any way be changed, modified, abridged or amended, including, without limitation, Ahold's right to proceed with the Alternative Transaction under the terms of the SMG-II Merger Agreement and the Alternative Stock Purchase Agreement. It is the intention of the parties


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

that Ahold's participation in this Settlement is primarily to accommodate the reallocation of the consideration it is offering between the various classes of securities which make up the capital structure of SMG.

            (b) Regardless of whether SMG is legally required to do so, SMG agrees that it will amend the Schedule 14D-9 dated March 15, 1999 to provide supplemental disclosures. The parties shall use their reasonable best efforts to agree upon the substance of the supplemental disclosures.

            (c) Reasonably promptly following the execution of this Memorandum of Understanding by the parties, Defendants shall publicly disclose the terms of the proposed Settlement set forth herein in a manner deemed reasonable by Defendants, with prior notice to Plaintiff's counsel.

      2. Stipulation of Settlement. The parties to the Action will attempt in good faith to agree upon and execute an appropriate Stipulation of Settlement (the "Stipulation") and such other documentation as may be required in order to obtain Final Court Approval of the Settlement and the dismissal of the Action upon the terms set forth in this Memorandum of Understanding (collectively, the "Settlement Documents"). The Stipulation will expressly provide, inter alia, that:

            (a) Plaintiff will petition the Court for certification of a non-opt out settlement class pursuant to


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Delaware Court of Chancery Rules 23(b)(1) and (b)(2) of all record and beneficial owners of SMG Preferred Stock from and including March 9, 1999 through and including the consummation of the Transaction, or, if the Transaction fails to close, the Alternative Transaction, including their successors in interest, predecessors, legal representatives, trustees, heirs, assigns or transferees, immediate and remote (the "Class");

            (b) Plaintiff will petition the Court for entry of a judgment dismissing the Action "with prejudice";

            (c) Plaintiff will petition the Court for a complete and final compromise, settlement, discharge and release of all claims, demands, rights, actions, causes of action, liabilities, damages, losses, obligations, judgments, suits, matters and issues of any kind or nature whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, hidden or concealed, matured or unmatured, arising under federal, state or any other law, that have been, could have been, or in the future can or might be asserted in the Action or in any court, tribunal or proceeding by or on behalf of any member of the Class (the "Releasing Parties"), whether individual, class, derivative, representative, legal, equitable or any other type or in any other capacity, against Defendants or any of their families, parent entities, affiliates, subsidiaries, predecessors,


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

successors or assigns, and each and all of their respective past, present or future officers, directors, associates, stockholders, controlling persons, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, engineers, advisors, insurers or agents, heirs, executors, trustees, general or limited partners or partnerships, personal representatives, estates or administrators, predecessors, successors and assigns (collectively, the "Released Persons"), which have arisen, could have arisen, or will arise out of, or which are related in any manner to, the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions or any other matter, set forth or otherwise related, directly or indirectly, to the complaint filed in the Action, the Transaction, the Alternative Transaction, public filings or statements by Defendants or their representatives in connection with the Transaction or the Alternative Transaction, or any other actions of the Defendants relating in any way to the Transaction or the Alternative Transaction (collectively, the "Settled Claims"); provided, however, that the Settled Claims shall not include (i) any claims for appraisal pursuant to 8 Del. C. ss.262 of the Delaware General Corporation Law, or (ii) the right of any members of the


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

Class, Releasing Parties or Released Persons to enforce the terms of the Settlement;

            (d) that Defendants have denied and continue to deny that they have committed or attempted to commit any violations of law or breaches of duty of any kind; that Defendants are entering into the Stipulation solely because the proposed Settlement as described above would eliminate the burden, risk and expense of further litigation, and is in the best interests of SMG and all of its shareholders; and

            (e) that any of the Defendants shall have the right to withdraw from the proposed Settlement in the event that (i) any claims related to the Transaction, the Alternative Transaction, or the subject matter of the Action (whether direct, derivative or otherwise) are commenced by any member of the Class against any Released Persons in any court prior to Final Court Approval of the Settlement, and the court in which such claims are pending denies Defendants' application to dismiss or stay such action in contemplation of dismissal or (ii) any of the additional conditions set forth in paragraph 4 below shall not have been satisfied. The parties agree to use their best efforts to obtain the dismissal or stay in contemplation of dismissal of any action covered by clause (i) in the foregoing sentence on the terms set forth herein and further agree that the Defendants shall have the right to


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withdraw from this Memorandum of Understanding if such efforts do not result in the dismissal or stay in contemplation of dismissal of such an action.

      3. Notice and Court Approval. Subject to prior Court approval of the Stipulation and the form of the Settlement Documents, the parties to the respective Action will present the Settlement Documents to the Delaware Court of Chancery for approval as soon as practicable following appropriate notice of the proposed Settlement to the SMG shareholders as to all claims asserted in the Action by the named Plaintiff and the holders of SMG's Preferred Stock on whose behalf the Action was brought, without costs to any party except as provided herein. SMG shall pay the costs and expenses related to providing notice of the Settlement to the SMG shareholders. As used herein, "Final Court Approval" of the Settlement means that the Delaware Court of Chancery has entered an order approving the Settlement and awarding Plaintiff's attorneys' fees and expenses and that such order is finally affirmed, without modification of any substantive right of any party hereto, on appeal or is no longer subject to appeal and the time for any petition for reargument, appeal or review, by certiorari or otherwise, has expired, provided that any modification of the order approving the Settlement with respect to the amount of attorneys' fees and expenses awarded and/or any additional supplemental disclosure


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required shall not be considered a modification of a substantive right affecting
Final Court Approval. Plaintiff's counsel intend to apply to the Delaware Court of Chancery for an award of attorneys' fees and reasonable out-of-pocket disbursements. Subject to the terms and conditions of this Memorandum of Understanding and the contemplated Stipulation of Settlement, Plaintiff's counsel will apply for a total award of attorneys' fees and expenses in an amount not exceeding $1,956,268.40, which amount shall be payable only out of the amount made available in order to increase in the Tender Offer price as set forth in paragraph 1(a) above, only after Final Court Approval, and only if the Tender Offer at the New Per Share Amount closes. The Defendants and other releasees will not oppose the foregoing application, but reserve their rights to object to any other or different application for attorneys' fees and expenses.
In the event the Tender Offer at the New Per Share Amount does not close, but the Alternative Transaction does, the Released Persons shall continue to enjoy all of the benefits of the Settlement, including the release contemplated thereby, and Plaintiff's counsel reserves their right to petition the Court of Chancery for an award of attorneys' fees and expenses, and Defendants reserve their rights to oppose any such petition; provided, however, that any such award of attorneys' fees and expenses approved by the Court shall be payable solely by PTK


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(at the direction of SMG) upon Final Court Approval and closing of the
Alternative Transaction.

      4. Other Conditions. The consummation of the Settlement is subject to: (a) the drafting and execution of the Settlement Documents and the other agreements necessary to effectuate the terms of the proposed Settlement; (b) Final Court Approval of the Settlement; (c) dismissal of the Action by the Court with prejudice and without awarding fees or costs to any party, except as provided herein; and (d) Ahold closing the Tender Offer and the SMG-II Merger, or the Alternative Transaction. In the event that the Settlement is not consummated, this Memorandum of Understanding shall not be deemed to prejudice in any way the positions of the parties with respect to the Action, shall be subject to Rule 408 of the Delaware Rules of Evidence, and shall not entitle any party to recover any costs or expenses incurred in connection with the implementation of this Memorandum of Understanding.

      5. Interim Stay of the Action. The parties to the Action agree that except as expressly provided herein, the Action shall be stayed pending submission of the proposed Settlement to the Court for its consideration.

      6. Miscellaneous. (a) This Memorandum of Understanding may be executed in counterparts by any of the signatories hereto and as so executed shall constitute one


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agreement; (b) this Memorandum of Understanding and the Settlement contemplated by it shall be governed by and construed in accordance with the laws of the State of Delaware without regard to that State's rules concerning conflict of laws; (c) this Memorandum of Understanding shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and assigns, subject to the conditions set forth herein; (d) Plaintiff and his counsel represent and warrant that none of the claims or causes of action asserted in the Action have been assigned, encumbered or in any manner transferred, in whole or in part; (e) except as provided herein, the Defendants in the Action shall bear no expenses, costs, damages or fees alleged or incurred by the Plaintiff, any member of the Class or their respective attorneys, experts, advisors, agents or representatives; and (f) the provisions contained in this Memorandum of Understanding shall not be deemed a presumption, concession or admission by any Defendant in the Action of any breach of duty, liability, default or wrongdoing as to any facts or claims alleged or asserted in the Action, or in any other actions or proceedings, and shall not be interpreted, construed, deemed, invoked, offered or received in evidence or otherwise used by any person in the Action or in any other action or proceeding of any nature whatsoever.


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                                             PRICKETT, JONES, ELLIOTT & KRISTOL


                                             /s/ Thomas A. Mullen
                                             ----------------------------------
                                             April Caso Ishak
                                             Ronald A. Brown, Jr.
                                             Thomas A. Mullen
                                             1310 King Street
                                             P.O. Box 1328
                                             Wilmington, DE  19899
                                             (302) 888-6500
                                               Attorneys for Plaintiff
                                               Elliot Wolfson

                                             MORRIS, NICHOLS, ARSHT & TUNNELL


                                             /s/ William M. Lafferty
                                             ----------------------------------
                                             Martin P. Tully
                                             William M. Lafferty
                                             Christopher F. Carlton
                                             1201 N. Market Street
                                             P.O. Box 1347
                                             Wilmington, DE  19899-1347
                                             (302) 658-9200
                                               Attorneys for the SMG Defendants

OF COUNSEL:

SHEARMAN & STERLING
599 Lexington Avenue
New York, NY  10022
(212) 848-4000

                                             RICHARDS, LAYTON & FINGER, P.A.


                                             /s/ Gregory V. Varallo
                                             ----------------------------------
                                             Gregory V. Varallo
                                             Kelly A. Herring
                                             One Rodney Square
                                             P.O. Box 551
                                             Wilmington, DE  19899


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                                             (302) 658-6541
                                               Attorneys for Defendant
                                               Ahold Acquisition, Inc.

OF COUNSEL:

WHITE & CASE LLP
1155 Avenue of the Americas
New York, NY  10036
(212) 819-8200


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